FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS


RECEIVED
FEB 10 2005
185
WASH. D.C.

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, February 8, 2005, Series 2005-OPT1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107958
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)




05004304

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: Feb 8, 2005

CITIGROUP MORTGAGE LOAN TRUST INC.



By: ____________________
Name: Peter D. Steinmetz
Title: Vice President Citigroup Mortgage Loan Trust

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	**Description**	**Format**
99.1	Computational Materials	P*

---

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Breakeven Analysis for CMLTI 2005-OPT1 - 1st $ Loss

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.
NOTE : WAL IS MEANINGLESS UNLESS THE BOND RECEIVES ALL ITS PRINCIPAL.

1. 1st dollar loss
2. Stepdown fail
3. 6 month lag
4. Run to Maturity
5. P&I Advance
6. Forwards as provided in term sheet
7. Deal Settles 2-8-2005
8. 50% Loss Severity

50% PPV

CLASS M-5	CDR	Coll Loss(%)	WAL
Forwards	9.21	18.92	18.61
Forwards + 200	7.27	16.13	20.01

CLASS M-8	CDR	Coll Loss(%)	WAL
Forwards	7.13	15.82	22.03
Forwards + 200	5.35	12.81	23.72

100% PPV

CLASS M-5	CDR	Coll Loss(%)	WAL
Forwards	11.15	13.63	10.92
Forwards + 200	8.78	11.24	11.67

CLASS M-8	CDR	Coll Loss(%)	WAL
Forwards	7.87	10.24	13.37
Forwards + 200	5.69	7.75	14.26

150% PPV

CLASS M-5	CDR	Coll Loss(%)	WAL
Forwards	13.45	11.30	7.09
Forwards + 200	10.87	9.38	7.45

CLASS M-8	CDR	Coll Loss(%)	WAL
Forwards	8.88	7.82	8.84
Forwards + 200	6.49	5.87	9.29

35% CPR

CLASS M-5	CDR	Coll Loss(%)	WAL
Forwards	13.03	12.16	8.75
Forwards + 200	10.77	10.41	9.18

CLASS M-8	CDR	Coll Loss(%)	WAL
Forwards	8.83	8.79	10.81
Forwards + 200	6.76	6.96	11.35

Deal Info	
Deal Name	CMLT 2005-OPT1
Bloomberg Ticker:	CMLT 2005-OPT1
SETTLE:	FEB 8th, 2005
Asset Class:	Subprime
Issuer:	Citigroup Mortgage Loan Trust
Trustee:	
Lead Manager(s)	**Citi**
ASSUMPTIONS:	TERM SHEET FWDs MATURITY, TRIGGER PASS DEFAULTS OUTSIDE PREPAY 40% Severity, 12 month lag P&I Advance Specified CDR, PPV curves

**WALs are meaningless unless bond receives all of its principal*
**Note: These tables have NOT been audited*

M-7 at FWD

	Breakeven CDR Multiple	**1.25x Multiple**	**1.5x Multiple**
% of	**Defaults**		
Prepayments	**201.33 Defaults**	**251.66 Defaults**	**302 Defaults**
100% Prepay Vector			
Yield	6.10	-7.21	-39.14
WAL	7.23	5.34	4.75
Principal(bond) Loss Pct	0.00	53.90	100.00
Collateral Loss Pct	8.58	10.22	11.72

M-7 at FWD+100

	Breakeven CDR Multiple	**1.25x Multiple**	**1.5x Multiple**
% of	**Defaults**		
Prepayments	**183.33 Defaults**	**229.16 Defaults**	**275 Defaults**
100% Prepay Vector			
Yield	6.88	-4.74	-33.42
WAL	6.90	5.67	4.91
Principal(bond) Loss Pct	0.00	54.60	100.00
Collateral Loss Pct	7.96	9.52	10.94

Deal Info	
Deal Name	CMLT 2005-OPT1
Bloomberg Ticker:	CMLT 2005-OPT1
SETTLE:	FEB 8th, 2005
Asset Class:	Subprime
Issuer:	Citigroup Mortgage Loan Trust
Trustee:	
Lead Manager(s)	**Citi**
ASSUMPTIONS:	TERM SHEET FWDs MATURITY, TRIGGER PASS DEFAULTS OUTSIDE PREPAY 40% Severity, 12 month lag P&I Advance Specified CDR, PPV curves

**WALs are meaningless unless bond receives all of its principal*
**Note: These tables have NOT been audited*

M-8 at FWD

	Breakeven CDR Multiple	**1.25x Multiple**	**1.5x Multiple**
% of	**Defaults**		
Prepayments	**179.91 Defaults**	**224.89 Defaults**	**269.87 Defaults**
100% Prepay Vector			
Yield	6.26	-8.89	-41.50
WAL	8.50	4.95	4.59
Principal(bond) Loss Pct	0.00	54.68	100.00
Collateral Loss Pct	7.84	9.37	10.78

M-8 at FWD + 100

	Breakeven CDR Multiple	**1.25x Multiple**	**1.5x Multiple**
% of	**Defaults**		
Prepayments	**163.33 Defaults**	**204.16 Defaults**	**245 Defaults**
100% Prepay Vector			
Yield	6.99	-6.49	-35.83
WAL	7.74	5.20	4.72
Principal(bond) Loss Pct	0.00	55.33	100.00
Collateral Loss Pct	7.24	8.69	10.02

Breakeven Analysis for CMLTI 2005-OPT1 - 1st $ Loss

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.
NOTE : WAL IS MEANINGLESS UNLESS THE BOND RECEIVES ALL ITS PRINCIPAL.

1. Stepdown fail
2. Run to Maturity
3. 12 month lag
4. P&I Advance
5. Forwards as provided in Term Sheet
6. Scenarios as provided by Fortis (Used weighted average loss severity for 1st and 2nd liens)

BASE CASE:

CLASS A-1C	CDR	Coll Loss(%)	Duration	WAL
Scenario 1	29.78	22.37	4.36	4.94
Scenario 2	28.65	21.81	4.29	5.03
Scenario 3	21.51	21.32	4.53	5.56
Scenario 4	20.80	20.81	4.43	5.63

CLASS M-8	CDR	Coll Loss(%)	Duration	WAL
Scenario 1	7.54	7.69	8.13	11.91
Scenario 2	6.79	7.01	7.84	12.17
Scenario 3	4.94	6.28	7.65	12.77
Scenario 4	4.44	5.70	7.36	13.04

FAST SPEED:

CLASS A-1C	CDR	Coll Loss(%)	Duration	WAL
Scenario 5	42.85	21.09	2.88	3.13
Scenario 6	41.94	20.74	2.84	3.15
Scenario 7	32.84	20.42	2.95	3.36
Scenario 8	32.40	20.20	2.89	3.37

CLASS M-8	CDR	Coll Loss(%)	Duration	WAL
Scenario 5	9.60	5.89	5.58	7.08
Scenario 6	8.96	5.52	5.45	7.16
Scenario 7	6.91	5.16	5.37	7.36
Scenario 8	6.61	4.95	5.23	7.38

SLOW SPEED:

CLASS A-1C	CDR	Coll Loss(%)	Duration	WAL
Scenario 9	21.96	24.55	6.20	7.47
Scenario 10	20.82	23.81	6.07	7.67
Scenario 11	15.22	23.33	6.40	8.72
Scenario 12	14.36	22.45	6.21	8.90

CLASS M-8	CDR	Coll Loss(%)	Duration	WAL
Scenario 9	6.82	10.75	10.19	17.32
Scenario 10	6.08	9.80	9.62	17.72
Scenario 11	4.35	8.79	9.19	18.77
Scenario 12	3.75	7.72	8.68	19.25

FAST/SLOW SCENARIO:

CLASS A-1C	CDR	Coll Loss(%)	Duration	WAL
Scenario 13	35.22	20.07	3.25	3.99

CLASS M-8	CDR	Coll Loss(%)	Duration	WAL
Scenario 13	5.82	4.92	8.60	16.04

SUMMARY OF SCENARIOS

Base Case:
Scenario 1: Fwd Libor, 50% severity 1st lien, 100% severity 2nd lien, ARM (Flat 40 CPR), Fixed (23 HEP)
Scenario 2: Fwd Libor + 100, 50% severity 1st lien, 100% severity 2nd lien, ARM (Flat 40 CPR), Fixed (23 HEP)
Scenario 3: Fwd Libor + 200, 60% severity 1st lien, 100% severity 2nd lien, ARM (Flat 40 CPR), Fixed (23 HEP)
Scenario 4: Fwd Libor + 300, 60% severity 1st lien, 100% severity 2nd lien, ARM (Flat 40 CPR), Fixed (23 HEP)

Fast Speed:
Scenario 5: Fwd Libor, 50 severity, ARM (Flat 60 CPR), Fixed (40 HEP)
Scenario 6: Fwd Libor + 100, 50% severity 1st lien, 100% severity 2nd lien, ARM (Flat 60 CPR), Fixed (40 HEP)
Scenario 7: Fwd Libor + 200, 60% severity 1st lien, 100% severity 2nd lien, ARM (Flat 60 CPR), Fixed (40 HEP)
Scenario 8: Fwd Libor + 300, 60% severity 1st lien, 100% severity 2nd lien, ARM (Flat 60 CPR), Fixed (40 HEP)

Slow Speed:
Scenario 9: Fwd Libor, 50 severity, ARM (Flat 25 CPR), Fixed (15 HEP)
Scenario 10: Fwd Libor + 100, 50% severity 1st lien, 100% severity 2nd lien, ARM (Flat 25 CPR), Fixed (15 HEP)
Scenario 11: Fwd Libor + 200, 60% severity 1st lien, 100% severity 2nd lien, ARM (Flat 25 CPR), Fixed (15 HEP)
Scenario 12: Fwd Libor + 300, 60% severity 1st lien, 100% severity 2nd lien, ARM (Flat 25 CPR), Fixed (15 HEP)

Fast/Slow Scenario:
Scenario 13: Fwd Libor + 400, 50% severity 1st lien, 100% severity 2nd lien, ARM (Flat 60 CPR), Fixed (15 HEP)